

MUNDOVAL FUND

GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts as of 8/31/10

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	37
2009 Turnover:	15%
Net Assets:	$9.9 mil
Audited Expense Ratio:	1.50%

No sales loads or distribution fees

Learn More

Read about the Mundoval Fund's global value strategy and download an account application at:

WWW.MUNDOVAL.COM

Art Johnson & Mundoval Fund Featured in *San Diego Union Tribune* and *La Jolla Light*

Art Johnson, Mundoval Fund president and chief investment officer, was featured in the San Diego Union Tribune and La Jolla Light newspapers last week. Click the following headlines to read the articles online:

Where Do You Put Your Money in this Economy?

Sept 12, by Dean Calbreath

Local Mutual Fund Focused on Pragmatic Investing

Sept 9, by Light Staff

Important Considerations:

Investors should consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling (877) 59-FUNDS, or by visiting the Fund's website at www.mundoval.com. Please obtain and carefully read the prospectus before investing.

MUNDOVAL FUND GLOBAL VALUE INVESTING

7855 IVANHOE AVENUE, SUITE 210 | LA JOLLA, CA 92037 | (858) 454-4837 | INFO@MUNDOVAL.COM